UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Information to be Included in Statements Filed Pursuant to

Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)

BIMINI CAPITAL MANAGEMENT, INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
090319104
 (CUSIP Number)

David C. Roos, Esq.
Moye White LLP
1400 Sixteenth Street, 6th Floor
Denver, CO 80202
(303) 292-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090319104 13D Page 2 of 4 Pages
1.	Names of Reporting Persons. Robert J. Dwyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC and PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 860,457
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 860,457
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 860,457
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.09%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No:  090319104                                             13D                                                                                                                     Page 3 of 4 Pages

Item 1.	Security and Issuer
This Amendment No. 5 to Schedule 13D relates to the Class A Common Stock, $0.001 par value per share (the “Common Stock”), of Bimini Capital Management, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 3305 Flamingo Drive, Vero Beach, FL 32963.

Item 2.	Identity and Background
The person filing this statement is Robert J. Dwyer (the “Reporting Person”), c/o Bimini Capital Management, Inc., 3305 Flamingo Drive, Vero Beach, Florida 32963.  The Reporting Person is a director of the Issuer.

This Amendment relates to gifts totaling 180,000 shares of Common Stock (“the “Gift Shares”) made on April 9 and April 12, 2013, by the Reporting Person to trusts formed for the benefit of his grandchildren (the “Trusts”).

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
The Gift Shares, as well as the shares of Common Stock that continue to be beneficially owned by the Reporting Person, were acquired by the Reporting Person using personal funds or as compensation for serving as a director of the Issuer.  No shares of Common Stock were acquired by the Reporting Person using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such shares.

Item 4.	Purpose of Transaction
The Gift Shares were transferred by the Reporting Person to the Trusts as gifts for estate planning purposes.

The Reporting Person acquired the Gift Shares, as well as the shares of Common Stock that continue to be beneficially owned by him, for investment purposes.  The Reporting Person may acquire additional shares of Common Stock for cash or as director’s fees and may otherwise acquire or dispose of shares of Common Stock in the future.  Other than as described herein, the Reporting Person has no current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
The Reporting Person beneficially owns 860,457 shares of Common Stock, which represents approximately 8.09% of the Issuer’s outstanding shares of Class A Common Stock.

The Reporting Person is not part of a group and he has the sole power to vote and dispose of the shares beneficially owned by him.

During the past 60 days the Reporting Person did not acquire or dispose of any other shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Person continues to be a member of the Board of Directors of the Issuer and as such, may receive future director’s compensation in the form of shares of Common Stock.  There are otherwise currently no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 201
(Date)

/s/ Robert J. Dwyer
Robert J. Dwyer